October 1, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christopher Dunham and Amanda Ravitz

Re:	AdaptHealth Corp.
Definitive Proxy Statement on Schedule 14A
Filed April 26, 2024
File No. 001-38399

Dear Mr. Dunham and Ms. Ravitz:

This letter sets forth AdaptHealth Corp.’s (the “Company”) responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter, dated September 20, 2024, with respect to the above-referenced Definitive Proxy Statement on Schedule 14A (the “2024 Proxy Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

Definitive Proxy Statement on Schedule 14A filed April 26, 2024

Pay Versus Performance, page 69

1.	Staff’s Comment: It appears that you have included net income (loss) attributable to AdaptHealth Corp. in column (h) of your pay versus performance table in lieu of net income as required by Item 402(v)(2)(v) of Regulation S-K. Please include net income (loss), as reported in your audited GAAP financial statements, in column (h) for all years covered by the table. Refer to Regulation S-K Compliance and Disclosure Interpretation 128D.08. Please note that you may voluntarily provide supplemental measures of net income or financial performance, so long as any additional disclosure is “clearly identified as supplemental, not misleading, and not presented with greater prominence than the required disclosure.” See Pay Versus Performance, Release No. 34-95607 (August 25, 2022) [87 FR 55134 (September 8, 2022)] at Section II.F.3.

Response: In future proxy disclosure the Company will include net income (loss), as reported in its audited GAAP consolidated financial statements, in column (h) for all years covered by the Pay Versus Performance Table in accordance with Item 402(v)(2)(v) of Regulation S-K.

2.	Staff’s Comment: We note that you have included Adjusted EBITDA, a non-GAAP measure, as your Company-Selected Measure pursuant to Item 402(v)(2)(vi) of Regulation S-K. While Company-Selected Measure disclosure is not subject to Regulation G or Item 10(e) of Regulation S-K, you must disclose how the measure is calculated from your audited financial statements. Please tell us and revise future disclosure to explain how your Company-Selected Measure is calculated from your audited financial statements. If the disclosure appears in a different part of the definitive proxy statement, you may satisfy the disclosure requirement by a cross-reference thereto; however, incorporation by reference to a separate filing will not satisfy this disclosure requirement.

Response: If the Company-Selected Measure in future proxy filings is a non-GAAP measure, such as Adjusted EBITDA, the Company will provide disclosure as to how the measure is calculated from its audited consolidated financial statements in the Pay Versus Performance disclosure or by cross-reference to a different part of the proxy statement. In the 2024 Proxy Statement, the Company calculated Adjusted EBITDA for each year disclosed on the Pay Versus Performance Table as EBITDA, plus loss on extinguishment of debt, equity-based compensation expense, transaction costs, change in fair value of the warrant liability, goodwill impairment, change in fair value of the contingent consideration common shares liability, litigation settlement expense, and certain other non-recurring items of expense or income. The Company calculated EBITDA as part of the calculation of Adjusted EBITDA for each year disclosed on the Pay Versus Performance Table as net income (loss) attributable to AdaptHealth Corp., plus net income (loss) attributable to noncontrolling interests, interest expense, net, income tax expense (benefit), and depreciation and amortization, including patient equipment depreciation.

3.	Staff’s Comment: Refer to the reconciliation table on page 70. It is unclear what amounts are reflected in the row titled “Fair value of equity compensation that vested during the year.” Specifically, Items 402(v)(2)(iii)(C)(1)(iii) and (iv) of Regulation S-K require two different calculations for equity awards that vest within the covered fiscal year; however, it is unclear whether this row reflects vested awards that were granted in the same year, a prior year, or both. Please note that disclosure under Items 402(v)(2)(iii)(C)(1)(i) – (vi) of Regulation S-K must show separate calculations for each amount deducted and added and may not aggregate steps. Refer to Regulation S-K Compliance and Disclosure Interpretation 128D.04. Please tell us and revise future filings, as applicable, to show each of the amounts added and subtracted for equity awards that vest in each covered fiscal year.

Response: In future proxy disclosure, the Company will include separate calculations for (i) the fair value as of the vesting date of any equity awards that were granted and vested in the same covered fiscal year and (ii) the change as of the vesting date (from the end of the prior fiscal year) in fair value (whether positive or negative) of any equity awards granted in a prior fiscal year for which all applicable vesting conditions were satisfied at the end of or during the covered fiscal year, in each case in accordance with Items 402(v)(2)(iii)(C)(1)(iii) and (iv) of Regulation S-K. The separate calculations for such equity awards as would have been presented in the 2024 Proxy Statement is set forth below:

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If you have any questions related to this letter, please contact the undersigned at (610) 424-4515.

Sincerely yours,

/s/ Jason Clemens
Name: Jason Clemens
Title: Chief Financial Officer

CC Suzanne Foster

Chief Executive Officer and Director

AdaptHealth Corp.

220 West Germantown Pike, Suite 250

Plymouth Meeting, PA 19462